Suspicious of Avian Flu in Five Breeders Farms

CELAYA, Mexico, Feb. 14, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today:

A possible outbreak of avian influenza H7N3 has been detected in five breeder farms located in the state of Guanajuato. The company has nearly one hundred breeder farms dispersed along the country which produce hatching eggs for producing chickens. This type of influenza is similar to the one detected in 2012 in other producers's laying farms in the neighboring state of Jalisco.

The company is working with the authorities to verify the outbreak; in case of positive confirmation, it will work with Mexican sanitary authorities in taking necessary action.

At the same time, it is reinforcing its biosecurity measures in all of its facilities, in particular in its breeder farms dispersed throughout the country; this action has been one of the measures the Company has taken in the past to reduce these kinds of risks. The Company is also analyzing steps to mitigate possible negative effects.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 64 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 25,000 people. In 2011, the Company reported net sales of Ps. 27.7 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco